October 19, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (781) 401-7402

Paul B. Fireman
Chairman, President, and Chief Executive Officer
Reebok International Ltd.
1895 J.W. Foster Boulevard
Canton, Massachusetts 02021

      Re: 	Reebok International Ltd.
      Preliminary Proxy Statement on Schedule 14A
      Filed September 21, 2005
      File No. 001-09340
      Form 10-K for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 001-09340
      Form 10-Q for the period ended June 30, 2005
      Filed August 9, 2005
      File No. 001-09340

Dear Mr. Fireman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Preliminary Proxy Statement on Schedule 14A, Filed September 21,
2005
General

1. Please supplementally provide us with a copy of the board book.

2. The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section
II.F.2.a. of SEC Release No. 33-7760.

Letter to Stockholders and Notice of Special Meeting of
Stockholders

3. Please revise your description of the merger to state simply that adidas-Salomon AG will acquire you through a merger and you will cease to exist as a public company.

4. In the Letter to Stockholders, please disclose along with the board`s recommendation that it will directly benefit from the merger.
Make similar revisions in all applicable places in the proxy statement.

Questions and Answers About the Merger, page i

5. Please disclose what percentage of unaffiliated shareholders needs to vote for the merger in order to approve the transaction. Where appropriate, please provide this information elsewhere in the filing.

Summary Relating to the Merger, page 1

6. Please add a section that briefly summarizes the reasons for the merger that you disclose in more detail on pages 15-17.

Appraisal Rights, page 12

7. We note your disclosure here. Please also revise to disclose whether the failure to vote against the proposal will constitute a waiver of its appraisal rights or your conclusions with respect to such failures to vote.

8. Please revise this section to state the basis for your belief that shareholders are not entitled to appraisal rights. The reference to
Section 13.02(a)(1) of the Massachusetts Business Corporation Act alone is not meaningful to investors.



The Merger, page 13
Background of the Proposed Merger, page 13

9. Please expand your discussion throughout as to why the board decided to pursue a merger with adidas, as opposed to any other strategic alternative. See Regulation M-A, Item 1004(a)(2)(iii).

10. We note your statement that between May 27 and June 16, 2005, the parties were preliminarily discussing an offer in the vicinity of $55.00 per share. Please expand your discussion of the negotiations during this period to state whether you, adidas, or Credit Suisse
First Boston initially proposed this figure.

11. You refer several times throughout this section to "significant terms" and "certain covenants" that were part of the merger agreement negotiation process. Please revise to tell investors what these terms and covenants were.

Reasons for the Merger, page 15

12. Please briefly summarize and disclose the Board`s analysis for each material factor, including the risks and countervailing factors disclosed on pages 16 and 17.

Opinion of Reebok`s Financial Advisor, page 17

13. Please provide for staff review all materials prepared by Credit
Suisse First Boston and provided to Reebok`s board, or their representatives. Provide all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.

14. We note your statement on page 18 that Credit Suisse First Boston received financial forecasts from you. Please provide us supplementally with copies of these forecasts and all other financial information you prepared for your financial advisor. Please also confirm to us that these projections were not made to adidas or, alternatively, revise your proxy statement to include them in the filing. We may have further comment.

15. Please disclose, if true, that no updated opinion will be obtained.

16. In your discussion of the discounted cash flow analysis, state the basis for assuming the range of EBITDA multiples, as well as the basis for assuming the range of discount rates.

17. Please disclose how Credit Suisse selected the companies used in its selected companies and selected acquisitions analyses.
Disclose
whether any companies meeting these criteria were excluded from the analyses.

Other Factors, page 22

18. Please expand your discussion of "Other Factors" considered by Credit Suisse First Boston in reaching its determination that the merger was fair, from a financial point of view, to your shareholders. This discussion should explain the financial advisor`s methods of analyses of these factors, as well as the results of these analyses, as compared to the merger consideration.

Miscellaneous, page 22

19. We note your disclosure in the second to last paragraph under the subsection. Please revise to disclose the information required by
Item 1015(b)(4) of Regulation MA.

20. Please revise to state the aggregate transaction value and the fee that Credit Suisse will receive upon consummation of the merger.

Governmental Regulatory Filings Required in Connection with the
Merger, page 31

21. Please update this information.

Merger Agreement and Stockholders Agreement, page 35

22. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders` votes.

Merger Consideration, page 35

23. Please disclose the anticipated aggregate amount of consideration that adidas will pay for outstanding shares of common stock.

24. Please disclose how adidas-Salomon AG intends to finance the $59.00 per share cash payment. Please also disclose whether adidas-
Salomon AG has a signed agreement in place to finance the cash payment, such that financing is assured. See Instruction 2 to Item
14 of Schedule 14A




Security Ownership of Certain Beneficial Owners and Management,
page
48

25. Please supplementally explain the discrepancy in the number of shares beneficially owned by Mr. Paul B. Fireman in the table that appears on page 48 with the table that appears on page 49. Revise as necessary.

Expenses and Solicitation, page 52

26. Please update to include the missing information in this section and in the forepart of your proxy statement concerning the independent proxy solicitation firm that you intend to retain. Please be sure to disclose the material features of your contract with this firm. Refer to Item 4(a)(3) of Schedule 14A. Additionally, please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

Annex B, Opinion of Credit Suisse First Boston

27. Please revise the opinion to state that Credit Suisse First
Boston has consented to the summary of its opinion in the proxy statement, or include such a statement in the proxy statement.

Proxy Card

28. Please revise your discussion of proposal 1 to state the merger consideration.


Form 10-K for the Year Ended December 31, 2004
Liquidity and Sources of Capital, page 46
Off Balance Sheet Arrangements, page 48

29. Please tell us how you determined the classification of the leases for your Massachusetts headquarters and your distribution facility in Rotterdam as operating leases, given the substantial residual value guarantees and purchase options on the buildings. Please provide support for your conclusions and cite the accounting literature used to determine the appropriate accounting.

30. You indicated that you sell trade receivables from time to time to third party financial institutions and these transfers of receivables are not reflected in your consolidated balance sheets. You also indicated on page 46 that you sold $30 million of accounts receivable in a single step securitization. Please tell us how you account for these transactions on your balance sheet and in your statement of cash flows. Please tell us and disclose whether these transactions are treated as a sale or as a secured borrowing pursuant to SFAS 140. Please also tell us the amounts and the line items where the cash proceeds from these transactions are included in your statement of cash flows for each period presented.

Item 9A Controls and Procedures, page 92
Disclosure Controls and Procedures, page 92

31. Rule 13a-14 of the Securities Exchange Act of 1934 requires a certification signed by each principal executive and principal financial officer. It is not clear whether you are referring to the certifications regarding disclosure controls and procedures or to the evaluation of disclosure controls and procedures. If you are referring to the evaluation of disclosure controls and procedures, this is defined in Exchange Act Rules 13a-15(e) and 15d-15(e).
See
SEC Release 33-8238, which became effective August 14, 2003. Please file amendments to your Forms 10-K and 10-Qs to reference the appropriate paragraphs of the Securities Exchange Act of 1934. In doing so, please refile each of these Forms 10-K and 10-Qs in their entirety, along with updated certifications.

32. We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "were effective to ensure that information required to be disclosed in this report had been properly recorded, processed, summarized and reported within the required time periods." Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange
Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

33. You indicate that the CEO/CFO has concluded that "except as described in the following sentence, the disclosure controls were effective." Given the limitation noted, it remains unclear whether your CEO and the CFO have concluded that your disclosure controls
and
procedures are effective or not effective.   Please amend to state
in
clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures.




Form 10-Q for the Period Ended June 30, 2005
General

34. Please address the comments above in your interim filings as well.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Ernest Green, Staff Accountant, at (202)
551-
3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Keith F. Higgins, Esq. (via facsimile 617/951-7050)
      Ropes & Gray LLP
      One International Place
      Boston, Massachusetts 02110
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Paul B. Fireman
Reebok International Ltd.
October 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE